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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -------------------

                                   SCHEDULE TO
                             TENDER OFFER STATEMENT
    Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
                                (Amendment No. 3)

                               800-JR CIGAR, Inc.
                            (NAME OF SUBJECT COMPANY)

                              JRC Acquisition Corp.
                                   L&LR, Inc.
                                Lewis I. Rothman
                               LaVonda M. Rothman
                            (NAMES OF FILING PERSONS)

                     Common Stock, par value $0.01 per share
                           (TITLE CLASS OF SECURITIES)

                                    282491109
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                         Samuel B. Fortenbaugh III, Esq.
                           Morgan, Lewis & Bockius LLP
                                 101 Park Avenue
                            New York, New York 10178
                             Telephone: 212-309-6000
                             Facsimile: 212-309-6273
                 (NAME, ADDRESS AND TELEPHONE NUMBERS OF PERSONS
AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)

                           CALCULATION OF FILING FEE*
Transaction Valuation $45,772,467                Amount of Filing Fee $9,154.50

* Estimated for purposes of calculating the amount of the filing fee only. This amount assumes the purchase of 3,520,959 shares of common stock, $0.01 par value (the "Common Stock"), of 800-JR CIGAR, Inc. at a price of $13.00 per share of Common Stock in cash. Such number of shares of Common Stock represents the number of outstanding shares of Common Stock not owned by Lewis
I. Rothman, LaVonda M. Rothman and the Lewis Irving Rothman 1998 Trust #1 u/a/d November 10, 1998 as of August 29, 2000, including 434,500 shares of Common Stock issuable upon the exercise of stock options. The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

  /x/ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or if the Form or Schedule and the date of its filing.

Amount Previously Paid: $9,154.50
Filing Party: JRC Acquisition Corp., L&LR, Inc., Lewis I. Rothman and LaVonda M. Rothman
Form or Registration No.: Tender Offer Statement on Schedule TO; and Amendment No. 2 to Tender Offer
Statement on Schedule TO (File No. 5-59143)
Dates Filed: August 29, 2000 and September 15, 2000

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

/x/ third-party tender offer subject to Rule 14d-1.
/ / issuer tender offer subject to Rule 13e-4.
/x/ going-private transaction subject to Rule 13e-3.
/ / amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: /x/

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         This Amendment No. 3 to Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO originally filed on August 29, 2000 and amended on September 1, 2000 and September 15, 2000 (the "Schedule TO") by JRC Acquisition Corp., a Delaware corporation (the "Purchaser") and wholly-owned subsidiary of L&LR, Inc. (the "Parent"), the Parent, Lewis I. Rothman and LaVonda M. Rothman (collectively, the "Rothmans"), relating to the tender offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share ("Common Stock"), of 800-JR CIGAR, Inc., a Delaware corporation (the "Company"), not owned by the Rothmans and the Lewis Irving Rothman 1998 Trust #1, at $13.00 per share, net to the sellers in cash, without interest, upon the terms and subject to the terms and conditions set forth in the Offer to Purchase, dated August 29, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the "Offer").

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         The disclosure contained in the Offer to Purchase relating to Item 8 of Schedule TO and Item 11 of Schedule 13E-3 is hereby amended and supplemented by the information set forth in the press releases, dated September 27, 2000, of the Purchaser announcing the results of the Offer, copies of which are attached hereto as Exhibits (a)(5)(iv) and (a)(5)(v) and incorporated herein by reference.

ITEM 12. MATERIALS TO BE FILED AS EXHIBITS

         Item 12 is hereby amended and supplemented by the addition of the following exhibit hereto:

(a)(5)(iv) Press Release of the Purchaser, dated September 27, 2000, announcing preliminary results of the Offer.

(a)(5)(v) Press Release of the Purchaser, dated September 27, 2000, confirming results of the Offer.
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 27, 2000

                                             /s/ Lewis I. Rothman
                                             --------------------
                                             Name: Lewis I. Rothman

                                             /s/ LaVonda M. Rothman
                                             ----------------------
                                             Name: LaVonda M. Rothman

                                             L&LR, Inc.

                                             By: /s/ Lewis I. Rothman
                                                 --------------------
                                                 Name: Lewis I. Rothman
                                                 Title:  President

                                             JRC Acquisition Corp.

                                             By: /s/ Lewis I. Rothman
                                                 --------------------
                                                 Name: Lewis I. Rothman
                                                 Title:  President

         After due inquiry and to the best of my knowledge and belief, I certify that the information required by Schedule 13E-3 with respect to the subject company that is set forth in this statement is true, complete and correct.

Date:    September 27, 2000

                                             800-JR CIGAR, Inc.

                                             By:  /s/ Lewis I. Rothman
                                                ---------------------
                                                Name: Lewis I. Rothman
                                                Title:   Chief Executive Officer

                                             Lewis Irving Rothman 1998 Trust #1

                                             By:  /s/ Samuel Bornstein
                                                 ---------------------
                                                Name: Samuel Bornstein
                                                Title: Trustee


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                                  EXHIBIT INDEX

(a)(5)(iv) Press Release of the Purchaser, dated September 27, 2000, announcing preliminary results of the Offer.


(a)(5)(v) Press Release of the Purchaser, dated September 27, 2000, confirming results of the Offer.


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